Exhibit 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

Tekmira Pharmaceuticals Corporation (the “Company”)
100 - 8900 Glenlyon Parkway
Glenlyon Business Park
Burnaby, B.C.
V5J 5J8

2.	Date of Material Change:

November 1, 2013

3.	News Release:

A new release announcing the material change was issued by the Company on November 1, 2013.  A copy of the news release is attached hereto as Schedules “A”.

The news release was distributed via GlobeNewswire.

4.	Summary of Material Change:

On November 1, 2013, the Company announced the closing of the full over-allotment option to purchase an additional 562,500 shares at a price of US$8.00 per share granted to the underwriters in connection with the Company’s previously completed offering of common stock.

5.	Full description of Material Change:

On November 1, 2013, the Company announced the closing of the full over-allotment option to purchase an additional 562,500 shares at a price of US$8.00 per share granted to the underwriters in connection with the Company’s previously completed offering of common stock, increasing the total gross proceeds to US$34.5 million.

Stifel acted as the sole book-running manager for the offering. Maxim Group LLC acted as co-manager.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Bruce Cousins
Executive Vice-President and Chief Financial Officer
100-8900 Glenlyon Parkway
Glenlyon Business Park
Burnaby, B.C. V5J 5J8
Telephone: (604) 419-3200

9.	Date of Report:

November 5, 2013

Schedule “A”

Tekmira Announces Closing of Underwriters' Full Over-Allotment Option

VANCOUVER, British Columbia, Nov. 1, 2013 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today announced the closing of the full over-allotment option to purchase an additional 562,500 shares at a price of $8.00 per share granted to the underwriters in connection with Tekmira's previously completed public offering of common stock, increasing the total gross proceeds to US$34.5 million.

Stifel acted as the sole book-running manager for the offering. Maxim Group LLC acted as co-manager.

"Tekmira's well-capitalized position allows us to fully execute on our product development plans to advance important RNAi therapeutics into the clinic and address unmet medical needs. We believe our underlying technology and our product development programs will propel the company and the RNAi field further forward, creating long-term value for our shareholders," said Dr. Mark J. Murray, Tekmira's President and CEO.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state, province or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; ongoing plans to advance therapeutics into multiple clinical trials; and expanding Tekmira's pipeline of proprietary products in order to bring new treatments to patients and maximize value for shareholders.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; the effectiveness of Tekmira's products as a treatment for cancer and infectious diseases; Tekmira's research and development capabilities and resources; FDA approval with respect to commencing clinical trials; the timing and obtaining of regulatory approvals for Tekmira's products; the time required to complete research and product development activities; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira's research and development capabilities and resources will not meet current or expected demand; Tekmira's products may not prove to be effective in the treatment of cancer and infectious diseases; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products and generally, difficulties or delays in the progress, timing and results of clinical trials; the FDA may determine that the design and planned analysis of Tekmira's clinical trials do not adequately address the trial objectives in support of Tekmira's regulatory submissions; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca